EXHIBIT 99(g)

                   GROWTH HOTEL INVESTORS COMBINED FUND NO 1.

                       CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1996 and 1995


                   GROWTH HOTEL INVESTORS COMBINED FUND NO 1.

                               December 31, 1997




LIST OF CONSOLIDATED FINANCIAL STATEMENTS


      Independent Auditors' Report

      Statement of Net Liabilities in Liquidation - December 31, 1997

      Consolidated Balance Sheet - December 31, 1996

      Consolidated Statements of Operations - Years ended December 31,
            1997, 1996 and 1995

      Consolidated Statements of Partners' Capital (Deficit)/Net Liabilities in
            Liquidation - Years ended December 31, 1997, 1996 and 1995

      Consolidated Statements of Cash Flows - Years ended December 31,
            1997, 1996 and 1995

      Notes to Consolidated Financial Statements




                  GROWTH HOTEL INVESTORS COMBINED FUND NO. 1.



To the Partners
Growth Hotel Investors Combined Fund No. 1,
Greenville, South Carolina



                          Independent Auditors' Report


We have audited the accompanying consolidated statement of net liabilities in liquidation and the consolidated balance sheet of Growth Hotel Investors Combined Fund No. 1 (the "Partnership"), as of December 31, 1997 and 1996, respectively, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Growth Hotel Investors Combined Fund No. 1, as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                /s/ Imowitz Koenig & Co., LLP
                                                Certified Public Accountants



New York, N.Y.
March 30, 1998


                   GROWTH HOTEL INVESTORS COMBINED FUND NO. 1

                  STATEMENT OF NET LIABILITIES IN LIQUIDATION
                                 (in thousands)
                               December 31, 1997


Assets
  Cash and cash equivalents                                $ 153

Liabilities
  Accounts payable                                           195
  Estimated costs during the period
    of liquidation                                            26
                                                             221
Net Liabilities in liquidation                             $ (68)


          See Accompanying Notes to Consolidated Financial Statements


                   GROWTH HOTEL INVESTORS COMBINED FUND NO. 1

                           CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                          YEAR ENDED DECEMBER 31, 1996



Assets
 Cash and cash equivalents                              $  2,228
   Restricted cash                                             3
   Deferred costs and other assets                         1,108
 Investment properties
    Land                                                  10,369
    Buildings and related personal property               79,891
                                                          90,260
    Less accumulated depreciation                        (31,400)
                                                          58,860

      Total assets                                      $ 62,199

Liabilities and Partners' Equity
   Accounts payable and other liabilities               $  1,337
   Due to an affiliate of the joint venture
       partner                                               827
   Notes payable                                          40,185
      Total liabilities                                   42,349

Minority interest in consolidated joint venture           (5,268)

Partners' Equity:
 GHI                                                       7,767
 GHI II                                                   17,351

 Total partners' equity                                   25,118

 Total liabilities and partners' equity                 $ 62,199


          See Accompanying Notes to Consolidated Financial Statements


                   GROWTH HOTEL INVESTORS COMBINED FUND NO. 1

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)



                                                    YEARS ENDED DECEMBER 31,
                                                   1997       1996      1995

Revenues:
  Hotel operations                              $ 18,222  $ 38,154    $ 36,934
  Gain on sale of investment properties           58,044        --          --
  Interest income                                    398       173         222
    Total revenues                                76,664    38,327      37,156

Expenses (including $2,714, $5,602 and
$5,545 paid to an affiliate of the joint venture partner in 1997, 1996, and 1995)

  Hotel operations                                12,515    24,274      22,811
  Interest                                         1,926     4,227       4,139
  Depreciation                                     2,283     4,088       3,751
  General and administrative                         230       269           9
    Total expenses                                16,954    32,858      30,710

Income before minority interest in
  joint venture's operations                      59,710     5,469       6,446

Minority interest in joint venture's operations      455       393         (76)

Net income                                      $ 60,165  $  5,862    $  6,370



          See Accompanying Notes to Consolidated Financial Statements

                   GROWTH HOTEL INVESTORS COMBINED FUND NO. 1

     CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)/NET
                           LIABILITIES IN LIQUIDATION
                                 (in thousands)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                       Growth       Growth
                                        Hotel        Hotel
                                      Investors  Investors II   Total

Balance - December 31, 1994          $  8,487     $ 18,872    $ 27,359
  Net income                            2,021        4,349       6,370
  Cash distributions                   (2,355)      (5,067)     (7,422)

Balance - December 31, 1995             8,153       18,154      26,307
  Net income                            1,851        4,011       5,862
  Cash distributions                   (2,237)      (4,814)     (7,051)

Balance - December 31, 1996             7,767       17,351      25,118
  Net income                           18,440       41,725      60,165
  Cash distributions                  (26,207)     (59,154)    (85,361)

Balance - December 31, 1997          $     --     $    (78)        (78)

Adjustment to liquidation basis                                     10

Net liabilities in liquidation                                $    (68)


          See Accompanying Notes to Consolidated Financial Statements


                   GROWTH HOTEL INVESTORS COMBINED FUND NO. 1

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                        YEARS ENDED DECEMBER 31,
                                                        1997       1996      1995
Cash flows from operating activities:
Net income                                          $  60,165   $  5,862  $  6,370
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation and amortization                        2,297      4,201     3,916
   Minority interest in joint venture's operations       (455)      (393)       76
   Gain on sale of investment properties              (58,044)        --        --
   Change in operating assets and liabilities:
     Deferred costs and other assets                      482       (122)      (20)
     Accounts payable, other liabilities and due
      to an affiliate of the joint venture partner       (736)      (144)      412

Net cash provided by operating activities               3,709      9,404    10,754

Cash flows from investing activities:
   Net proceeds from sale of investment properties    114,230         --        --
   Additions to real estate                            (2,721)    (2,860)   (3,154)
   Restricted cash decrease                                 3        567     1,418

Net cash provided by (used in) investing activities   111,512     (2,293)   (1,736)

Cash flows from financing activities:
   Notes payable principal payments                      (273)      (651)     (525)
   Due to affiliate                                      (818)        --        --
   Repayment of notes payable                         (39,911)        --        --
   Joint venture partner contributions
     (distributions)                                    9,067       (838)     (367)
   Cash distributions to partners                     (85,361)    (7,051)   (7,422)

Net cash used in financing activities                (117,296)    (8,540)   (8,314)

(Decrease) Increase in Cash and Cash Equivalents       (2,075)    (1,429)      704

Cash and cash equivalents at beginning of year          2,228      3,657     2,953

Cash and cash equivalents at end of year            $     153   $  2,228  $  3,657

Supplemental disclosure of cash flow information:
 Interest paid in cash during the year              $   1,926   $  4,218  $  3,716

          See Accompanying Notes to Consolidated Financial Statements

                   GROWTH HOTEL INVESTORS COMBINED FUND NO. 1

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Growth Hotel Investors, Combined Fund No. 1, (the "Partnership"), is a general partnership organized in 1986 under the laws of the State of California to acquire a majority interest in a joint venture, Hampton/GHI Associates No. 1, which was formed to acquire, manage and ultimately sell eighteen hotels which were franchised by Hampton Inns, Inc. ("Hampton"), a wholly owned subsidiary of Promus Hotels, Inc. ("Promus"). The properties owned by the joint venture were located in Alabama, Arkansas, Georgia, Michigan, North Carolina, South Carolina, Tennessee and Texas.

The general partners are Growth Hotel Investors ("GHI") and Growth Hotel Investors II ("GHI II"); both are California limited partnerships which are affiliated through their general partners.

On March 17, 1998, Insignia Financial Group, Inc. ("Insignia") entered into an agreement to merge its national residential property management operations, and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The closing, which is anticipated to happen in the third quarter of 1998, is subject to customary conditions, including government approvals and the approval of Insignia's shareholders. If the closing occurs, AIMCO will then control the General Partners of the Partnership. It is anticipated, however, that the Partnership will be liquidated prior to the consummation of the AIMCO transaction. In any event, it is not anticipated that this transaction will have a material effect on the Partnership.

Cash is distributed first to the Partnership as a priority return on its invested capital prior to any distributions to Hampton. Income before depreciation and amortization is allocated between the Partnership and Hampton in the same ratio as their respective cash distributions. Depreciation and amortization are allocated on the basis of residual interests except for the expenses related to acquisition and loan fees paid by the Partnership which are allocated 100 percent to the Partnership. The residual interests in Hampton/GHI Associates No. 1 are 80 percent for the Partnership and 20 percent for Hampton.

Except for Mountain Brook, all of the Partnership's properties were sold on June 24, 1997 to an unrelated third party, Equity Inns Partnership LP ("Equity Inns"), a Tennessee Limited Partnership. Mountain Brook was sold on August 1, 1997 to Equity Inns.

As a result of the decision to liquidate the Partnership, the Partnership changed its basis of accounting for its financial statements at December 31, 1997 to the liquidation basis of accounting. Consequently, assets have been valued at their estimated net realizable value and liabilities are presented at their estimated settlement amounts, including estimated costs associated with carrying out the liquidation. The valuation of assets and liabilities necessarily requires many estimates and assumptions and there are substantial uncertainties in carrying out the liquidation. The actual realization of assets and settlement of liabilities could be higher or lower than amounts indicated and is based upon the Managing General Partner's estimates as of the date of the financial statements.

The statement of net liabilities in liquidation as of December 31, 1997, includes approximately $26,000 of costs, net of income, that the Managing General Partner estimates will be incurred during the period of liquidation, based on the assumption that the liquidation process will be completed in 1998. These costs include anticipated legal fees and administrative expenses, net of estimated interest income from cash balances. Because the realization of assets and the settlement of liabilities is based on the Managing General Partner's best estimates, the liquidation period may be shorter than projected or it may be extended beyond the projected period.

Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its majority owned joint venture. All significant intercompany transactions and balances have been eliminated. Losses in excess of capital contributions were allocated to the minority interest. Pursuant to the terms of the Hampton/GHI Joint Venture Agreement, Hampton was obligated to contribute to Hampton/GHI an amount equal to the deficit of its tax capital account, which amount was in excess of the amount to be distributed to Hampton. As a result, the Partnership set aside as a reserve the amount which otherwise would have been distributed to Hampton. Hampton/GHI received such payment from Hampton for its deficit restoration obligation on November 5, 1997 in the amount of approximately $9,067,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Partnership expenses the costs of advertising as incurred. Advertising expense, included in operating expenses, was approximately $983,111, $1,995,000 and $1,911,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Investment Properties

Investment properties are stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity, when purchased, of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

Depreciation

Depreciation is computed using the straight-line method based on estimated useful lives ranging from 5 to 39 years.

Deferred Costs

Deferred costs represent financing costs, franchise fees and land lease cost. Financing costs were deferred and amortized, as interest expense, over the life of the related loans, which ranged from eight to ten years, or expensed, if financing was not obtained. Franchise fees paid in connection with the acquisition of the hotels were deferred and amortized over the lives of the franchise agreements, which were twenty years. Land lease costs paid in connection with the acquisition of certain hotels were deferred and amortized over the lives of the lease agreements, which were twenty years. At December 31, 1996, accumulated amortization of deferred costs totaled $350,000. The fully amortized costs were written off during 1996. Net deferred costs of $403,000 for 1996, are included in deferred costs and other assets. In connection with the sale of properties during 1997, all remaining deferred cost balances were written off.

Net Income Allocation

Net income is allocated between GHI and GHI II based on the ratio of each partner's capital contribution to the Partnership.

Income Taxes

Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

Reclassifications:

Certain reclassifications have been made to the 1996 and 1995 balances to conform to the 1997 presentation.

NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has agreements with an affiliate of its joint venture partner, which provide for the management and operation of the joint venture properties and services provided under each property's franchise agreement. Fees paid pursuant to these agreements are generally based on a percentage of gross revenues from operations of the property and were $2,714,000, $5,602,000 and $5,545,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE C - RESTRICTED CASH

Restricted cash at December 31, 1996, represents funds provided for and maintained by certain properties, pursuant to the related notes payable agreements, to meet future capital requirements and debt service payments.

NOTE D - NOTES PAYABLE

Properties and improvements were pledged as collateral for the related notes payable. The notes carried interest at rates ranging from 7.63 percent to 10 percent. The mortgages encumbered sixteen of the eighteen hotels that were owned by the joint venture and were cross collateralized. Amortization of deferred financing costs totaled $103,000 for the year ended December 31, 1996, and $124,000 for the year ended December 31, 1995. The notes were payable monthly and matured beginning in July 1997, through August 1997.

The mortgages encumbering the Partnership's Hampton Inn-Mountain Brook and Hampton Inn-Northlake properties in the amounts of approximately $2,543,000 and $2,366,000, respectively, matured on August 1, 1996. The Managing General Partner obtained an extension for these loans until August 1, 1997. The mortgage encumbering the remaining properties in the Combined Fund in the amount of approximately $35,276,000 matured on December 1, 1996. The Managing General Partner obtained an extension for these loans until July 1, 1997. Upon the sale of the investment properties, as discussed in Note E, the mortgages were paid off.

NOTE E - SALE OF PROPERTIES

On June 24, 1997, the Partnership sold 17 of its 18 investment properties, Hampton Inn-Memphis-I-40, Hampton Inn-Columbia West, Hampton Inn-Spartanburg, Hampton Inn-Little Rock, Hampton Inn-Amarillo, Hampton Inn-Greenville, Hampton Inn-Charleston, Hampton Inn-Memphis-Poplar, Hampton Inn-Greensboro, Hampton Inn-Birmingham, Hampton Inn-Atlanta, Hampton Inn-Chapel Hill, Hampton Inn-Dallas, Hampton Inn-Nashville, Hampton Inn-San Antonio, Hampton Inn-Madison Heights, Hampton Inn-Northlake for a purchase price of approximately $107,576,000. The investment properties were sold to an unrelated third party, Equity Inns Partnership, L.P., a Tennessee limited partnership. The properties were sold in accordance with the settlement of the class action lawsuit brought in connection with the tender offer made by Devon Associates (see Note H - Tender Offers).
The Partnership's final property, the Hampton Inn-Mountain Brook, was sold on August 1, 1997 for a sales price of $8,758,000.

The aggregate sale price for all the properties was approximately $116,334,000. The Partnership received net proceeds, after satisfaction of outstanding indebtedness and closing costs, from the sale of its investment properties of approximately $74,312,000. The Partnership made distributions of approximately $85,361,000 to its partners from proceeds of the sale and operations. It is anticipated that the Partnership will be dissolved during 1998 and the remaining funds will be distributed to the partners.

In connection with the sale of the Partnership's properties, the Partnership's joint venture partner, Hampton Inns, Inc. ("Hampton"), was to be distributed a portion of the net sale proceeds. However, pursuant to the terms of the Hampton/GHI Joint Venture Agreement, Hampton was obligated to contribute to Hampton/GHI an amount equal to the deficit of its tax capital account, which amount was in excess of the amount to be distributed to Hampton. As a result, the Partnership set aside as a reserve the amount which otherwise would have been distributed to Hampton. Hampton/GHI received such payment from Hampton for its deficit restoration obligation on November 5, 1997 in the amount of approximately $9,067,000.

The Partnership recognized a gain of approximately $58,044,000 due to the sale of the properties in which the Partnership had a controlling interest.


NOTE F - ADJUSTMENT TO LIQUIDATION BASIS OF ACCOUNTING

At December 31, 1997, in accordance with the liquidation basis of accounting, assets were adjusted to their estimated net realizable value and liabilities were adjusted to their estimated settlement amount and include all estimated costs associated with carrying out the liquidation. The net adjustment required to convert to the liquidation basis of accounting was a decrease in net liabilities of approximately $10,000. The adjustments are summarized as follows:

                                                      (Increase) Decrease
                                                       in Net Liabilities
                                                         (in thousands)
Adjustment to record estimated costs associated
 with the liquidation (Note A)                             $  (26)

Adjustment of other assets and liabilities                     36

Net decrease in net liabilities                            $   10


Reconciliation of Investment Properties and Accumulated Depreciation:

                                        Year Ended December 31,
                                   1997          1996         1995
Investment Properties                       (in thousands)

Balance at beginning of year    $  90,260     $ 87,400     $ 94,793
Property improvements               2,721        2,860        3,154
Sale of investment properties     (92,981)          --           --
Retirement of assets                   --           --      (10,547)

Balance at end of year          $      --     $ 90,260     $ 87,400

Accumulated Depreciation

Balance at beginning of year    $  31,400     $ 27,313     $ 34,108
Additions charged to expense        2,283        4,087        3,752
Sale of investment properties     (33,683)          --           --
Retirement of assets            $      --           --      (10,547)

Balance at end of year          $      --     $ 31,400     $ 27,313

The aggregate cost of the real estate for Federal income tax purposed at December 31, 1996 and 1995, respectively is approximately $100,824,000 and $97,964,000, respectively. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 and 1995, is approximately $47,821,000 and $43,650,000, respectively.

NOTE H - TENDER OFFERS

On February 15, 1996, Devon Associates ("Devon") offered to purchase up to 21,000 and 15,000 limited partnership outstanding units (the "Units") of GHI II, and GHI, respectively. Devon Associates acquired 17,302 and 13,401 units, with respect to these offers, respectively. The offer for the partnerships Units was at a purchase price of $750 and $705, respectively, per unit, net to the seller in cash, without interest, upon the terms and conditions set forth in the offer to purchase. Certain beneficial owners of Devon are affiliated with the general partners of GHI II and GHI. In addition, an affiliate of Insignia is both a shareholder in the general partner of Cayuga Associates, LP, the controlling general partner in Devon, and a limited partner in Devon.